Dirty Lettuce

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	34,843.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Depreciation	30,554.00
Gift Cards	5,690.79
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**36,244.79**
Net cash provided by operating activities	**$71,087.79**
INVESTING ACTIVITIES	
Tools, machinery, and equipment	-30,554.00
Net cash provided by investing activities	**$ -30,554.00**
FINANCING ACTIVITIES	
Retained Earnings	-38,053.82
Net cash provided by financing activities	**$ -38,053.82**
NET CASH INCREASE FOR PERIOD	**$2,479.97**
CASH AT END OF PERIOD	**$2,479.97**